Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

Granite Real Estate Investment Trust Announces C$393 Million in Acquisitions,

Loan Refinancing and Appointment of New Head of U.S.

October 21, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has acquired two income-producing properties in the United States. In addition, the tenant of the development property in Texas that Granite has contractually committed to acquire has waived its purchase rights. Closing on the development property is still expected to occur in the fourth quarter of 2019, subject to customary closing conditions. Collectively these acquisitions (the “Acquisitions”) comprise approximately 3.5 million square feet (“SF”) at a combined purchase price of approximately C$393 million (US$296 million), representing an in-going weighted average yield of approximately 5.6%. The properties are fully leased with a weighted average lease term of 14.8 years and will be immediately accretive to funds from operations and adjusted funds from operations.

Granite also announced it has extended and refinanced its US$185 million term loan (“U.S. Term Loan”) to December 19, 2024 and entered into a new cross-currency interest rate swap resulting in Euro-denominated payments at a 0.522% fixed interest rate. In addition, the REIT announced Mr. Jon Sorg joined Granite’s senior leadership team as Head of U.S. and will be based out of a new Granite office in Dallas, Texas. Mr. Sorg has 19 years of investment, asset management and valuation experience in a variety of markets across the south and central U.S.

Kevan Gorrie, Granite’s President and CEO, commented that, “These acquisitions further advance our strategy of acquiring and developing modern e-commerce fulfillment and distribution facilities in Granite’s target markets in the U.S. We expect these acquisitions to further enhance the quality of our portfolio, deliver stable and growing cash flow and generate net asset value growth for our unitholders. Further, as evidenced by the recent refinancing outlined herein, we continue to leverage our unique access to lower cost Euro-denominated debt to enhance our returns and cash flow. Lastly, we are very pleased to welcome Jon Sorg to the organization and advance our plan of establishing an active management platform in the U.S. Jon brings significant investment, asset management and development expertise to the team and will be a key driver of Granite’s U.S. strategy moving forward.”

The Acquisitions

Greenpointe Logistics Center, Greenwood, Indiana

On October 4, 2019, Granite acquired 831 North Graham Road, a 496,416 SF, newly constructed, 36’ clear height modern distribution centre, situated on 31.4 acres of land in Greenwood (Indianapolis), Indiana. This state-of-the-art facility was completed in 2018 and is 100% leased to Spreetail, a private e-commerce provider of home and garden consumer goods, for a remaining lease term of 7.0 years. Greenwood is a desirable industrial node situated 15 miles from the FedEx Air Hub and the Indianapolis International Airport and also benefits from easy access to the I-65, which connects the property to Louisville and the UPS Worldport Air Hub.

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831 North Graham Road, Greenwood, Indiana

100 Clyde Alexander Lane, Savannah, Georgia

On October 18, 2019, Granite acquired 100 Clyde Alexander Lane, a 689,400 SF, 32’ clear height distribution centre situated on 48.3 acres of land in Pooler (Savannah), Georgia, adjacent to Granite’s existing property at 101 Clyde Alexander Lane. The subject property is 100% leased to Best Choice Products, an e-commerce provider with a focus on home furnishings, toys and appliances, for a remaining lease term of 3.1 years. The property is situated close to major distribution modes, including the Port of Savannah, the Savannah-Hilton International Airport, the CSX Intermodal Yard and the I-95 and I-16 interstate highways.

100 Clyde Alexander Lane, Pooler, Georgia

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1301 Chalk Hill Road, Dallas, Texas

1301 Chalk Hill Road is a state-of-the-art 2.3 million SF, multi-level e-commerce fulfillment centre, situated on 101 acres of land in Dallas, Texas. The newly constructed property is 100% leased to a leading global e-commerce provider for an initial lease term of 20 years. Key physical attributes include 41’ clear height, white TPO roof, air conditioning throughout, interior and exterior LED lighting, 2,500 auto parking spaces, 300 trailer spaces and a site coverage ratio of 19.3%. The site is strategically located within Dallas’ Pinnacle/Turnpike submarket, approximately 7 miles west of downtown Dallas. The property benefits from exceptional access to Interstate 30 and Dallas’ extensive air and road logistics systems, as well as a population base and labour force ideal for last mile and regional service.

1301 Chalk Hill Road, Dallas, Texas

The two Acquisitions that have been completed were financed using cash on hand, and the acquisition of the property in Dallas, Texas will also be financed with cash on hand.

Refinancing and extension of US$185M Term Loan

On October 10, 2019, Granite extended and refinanced its US$185 million U.S. Term Loan. The U.S. Term Loan, with an original maturity date of December 19, 2022, has been extended two years to December 19, 2024. The previously existing cross-currency interest rate swap relating to the U.S Term Loan was terminated on September 24, 2019 and blended into a new cross-currency interest rate swap commencing October 21, 2019 resulting in Euro-denominated payments at a 0.522% fixed interest rate, approximately 70 basis points lower than the previous rate. The refinancing is expected to result in interest expense savings of approximately C$1.6 million or C$0.03 per stapled unit of adjusted funds from operations, annually.

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New Granite Head of U.S.

On October 14, 2019, Mr. Jon Sorg joined Granite’s senior leadership team as Head of U.S. and will be based out of a new Granite office in Dallas, Texas. Mr. Sorg has 19 years of investment, asset management and underwriting experience in a variety of markets across the south and central U.S. Prior to joining Granite, Mr. Sorg spent 12 years at Prologis, where most recently he served as Senior Vice President, Capital Deployment. In that role, he was responsible for investment activities across various markets in the central U.S. Prior to Prologis, Mr. Sorg held various leasing, underwriting and valuation roles at Duke Realty.

About Granite

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 80 rental income properties representing approximately 38.5 million square feet of leasable area.

Other Information

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

Forward Looking Statements

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the closing of the acquisition of the property in Dallas, Texas the expected impact of the Acquisitions on Granite’s funds from operations and adjusted funds from operations per unit, net asset value and cash flow growth, the expected impact of the refinancing of the U.S. Term Loan on Granite’s returns and cash flow, Granite’s intention and ability to make future investments and acquisitions and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the acquisition of the property in Dallas, Texas, the expected impact of the Acquisitions on Granite’s funds from operations and adjusted funds from operations per unit, net asset value and cash flow growth, the expected impact of the refinancing of the U.S. Term Loan on Granite’s returns and cash flow, Granite’s intention and ability to make future investments and acquisitions or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the acquisitions or other events or performance will be achieved. Undue reliance

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should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 6, 2019 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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